UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Akorn, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

009728 10 6

(Cusip Number)

Rao Akella 121 Stonegate Rd. Lake Forest, IL 60045
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 009728 10 6

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Rao Akella

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒ (b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6	Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
5,483,445
	8	Shared Voting Power:
--
	9	Sole Dispositive Power:
5,483,445
	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:
5,483,445

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11):
4.3%[1]

14	Type of Reporting Person (See Instructions):
IN

1 Based on Akorn, Inc’s Annual Report on Form 10-K filed for the year ended December 31, 2019, there were 126,246,012 shares of common stock outstanding as of February 18, 2020.

Item 1.	Security and Issuer.

This Amendment No. 5 (this “Amendment”) to Schedule 13D (this “Schedule 13D”) relates to the common stock (the “Common Stock”) of Akorn, Inc., a Louisiana corporation (the “Issuer” or “Akorn”).  The address of the principal executive offices of the Issuer is 1925 W. Field Court, Suite 300, Lake Forest, Illinois, 60045; its telephone number is (847) 279-6100.

This Amendment is being filed to disclose the transactions described in Item 5(c) below. Except as otherwise set forth herein, this Amendment does not modify any of the information previously included in the Schedule 13D.

Item 5.	Interest In Securities of the Issuer

(a) – (b):

The Facing Page for the Reporting Person sets forth the aggregate number and percentage of Common Stock of Akorn of which the Reporting Person is the beneficial owner.

The shares of Common Stock reported on the Facing Page over which the Reporting Person has sole dispositive and voting power include the following:

(i) 1,893,000 shares of Common Stock owned by Akorn Holdings, LP, a Delaware limited partnership, of which EJ Financial Enterprises, Inc. is the Managing General Partner. As President and sole director of EJ Financials Enterprises, Inc., the Reporting Person has voting and dispositive power over these shares.

(ii) 3,590,445 shares of Common Stock owned by EJ Funds LP, a Delaware limited partnership, of which EJ Financial Enterprises, Inc. is the Managing General Partner. The Reporting Person serves as President and sole director of the Managing General Partner; and

(iii) Does not include 956,164 shares of Common Stock owned by the John and Editha Kapoor Charitable Foundation and the Editha House Foundation over which the Reporting Person has shared dispositive and voting power with at least two other persons.

(c) Annex A, attached hereto, sets forth transactions in the Shares that were effected during the 60-day period ended April 20, 2020. The transactions in the Shares described on Annex A were effected on securities exchanges unless otherwise indicated therein.

(d) Inapplicable.

(e) Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 2020	/s/ Rao Akella
Rao Akella

ANNEX A

The following tables sets forth sales of Common Stock made by the Reporting Person during the 60-day period ended April 2 2020:

DATE SOLD	NUMBER OF SHARES SOLD	AVERAGE SELLING PRICE
4/14/2020	285,813	$0.1917
4/15/2020	1,053,373	$0.1816
4/16/2020	1,731,600	$0.1857
4/17/2020	1,000,000	$0.3320
4/17/2020	1,000,000	$0.3714
4/20/2020	1,179,214	$0.3652